

November 12, 2010

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, TN 37067

> **Re:** **CBaySystems Holdings Limited**
> **Registration Statement on Form S-4**
> **Filed on October 18, 2010**
> **File No. 333-170003**

Dear Mr. Aquilina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As applicable, please ensure that all comments issued in connection with your registration statement on Form S-1 (File No. 333-169997) in our letter dated November 12, 2010 are addressed with respect to this registration statement on Form S-4.

2. We note references throughout the prospectus to the tender offer rules applicable to issuer tender offers conducted pursuant to Exchange Act Rule 13e-4. Please revise to reflect that the exchange offer/tender offer by the bidder for the outstanding shares of its less than wholly-owned subsidiary will be a third party tender offer subject to Regulations 14D and 14E of the Exchange Act.

Special Note Regarding Forward Looking Statements, page 28

3. We note your disclosure that, "[u]nless otherwise required by law, [you]… disclaim any obligation to update [y]our view of any [] risks or uncertainties or to announce publicly

the result of any revisions to the forward-looking statements made in th[e] prospectus."
Please revise to clarify that during the pendency of the exchange offer/tender offer,
CBaySystems is obligated to amend and promptly disseminate revised information in the
event that its existing disclosure materially changes. Further, please refrain from
including such language in future press releases and filings. Refer to Exchange Act Rule
14d-3(b).

Annex A

Selected Consolidated Financial and Other Data, page 45

4.   Consolidated financial data does not serve to fully substitute for summarized financial
        data. Please revise to include complete summarized financial information required by
        Item 1010(c) of Regulation M-A in the prospectus. Further, because the financial
        information required by Item 1010(a) and (b) will be incorporated by reference into
        Schedule TO, all of the summarized financial information required by Item 1010(c) must
        be disclosed in the prospectus provided to security holders. See Instruction 6 to Item 10
        of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001
        supplement to our "Manual of Publicly Available Telephone Interpretations" that is
        available on the Commission's website at http://www.sec.gov for additional guidance.

The Exchange Offer, page 33

Purpose and Background of the Exchange Offer, page 33

5.   We note that exchange agreements were entered into on September 30, 2010 with
        noncontrolling stockholders who hold approximately 13% of outstanding MedQuist Inc.
        shares. Supplementally advise us of the negotiations that preceded the execution of these
        agreements to tender. For example, advise us of the total number of persons contacted
        (i.e., including any persons who chose not to execute an exchange agreement) and
        whether all persons who executed agreements are accredited investors. Also, please tell
        us whether you considered if a tender offer had commenced at the time of the negotiation
        and execution of the exchange agreements. Please refer generally to Compliance and
        Disclosure Interpretation 139.30 in the Division of Corporation Finance Compliance and
        Disclosure Interpretations, Securities Act Sections at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Conditions of the Exchange Offer, page 35

6.   Refer to the penultimate paragraph of this section relating to your failure to exercise the
        right to waive an offer condition. Note that when a condition is triggered and you decide
        to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-

circulate new disclosure to stockholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7. Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should promptly inform stockholders how it intends to proceed, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Future Purchases, page 41

8. Please confirm your understanding of the potential applicability of the tender offer rules to the proposed future purchases of shares of MedQuist Inc. by the company and/or its affiliates and such persons' obligations to comply with Regulations 14D and 14E, as may be necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Melissa Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 with any questions or concerns. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 455-2502
        D. Rhett Brandon, Esq.
        Simpson Thacher & Bartlett LLP